June 2, 2016

VIA EDGAR

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cognex Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 10, 2016

Form 10-Q for the Quarterly Period Ended April 3, 2016

Filed May 2, 2016

File No. 001-34218

Dear Mr. Cascio:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and the quarterly report on Form 10-Q for the quarterly period ended April 3, 2016 (the “Form 10-Q”) of Cognex Corporation (the “Company”), as set forth in your letter to the undersigned dated May 20, 2016 (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 17

1. We note your reference to multiple industries in the third paragraph of your “Executive Overview.” Please tell us whether all of these industries contribute equally to your operations and whether any are experiencing developments that you expect will have a material impact on your business. We note for example your reference during your February 10, 2016 conference call to slower automotive spending. Please tell us how your Form 10-K and Form 10-Q for the period ended April 3, 2016 include the disclosures regarding trends and seasonality

Cognex Corporation      One Vision Drive      Natick, MA 01760-2059      (508) 650-3000      fax (508) 650-3333      www.cognex.com

Brian Cascio

Securities and Exchange Commission

June 2, 2016

required by Regulation S-K Item 303(a)(2)(ii), 303(a)(3)(ii), and Instruction 5 to Item 303(b). In your response, please address any material trend in revenue or margins from a country or region, and any material trend in order activity affecting inventory or otherwise affecting your financial condition or results of operations.

Response to Comment 1:

In 2015 and 2014, the consumer electronics industry and the automotive industry each contributed between 25% and 30% of the Company’s total revenue. No other industry accounted for greater than 10% of the Company’s total revenue in these fiscal years. Management commented during the Company’s February 10, 2016 conference call that growth in revenue from the automotive industry had slowed in the second half of 2015 and into the first quarter of 2016. However, the Company currently expects both the automotive and consumer electronics industries to be major contributors to its business in 2016, and the Company does not currently anticipate any known developments in either of these industries to have a material impact on its business in 2016. Also, as of the dates of filing of the Form 10-K and Form 10-Q, management had identified no known material trends in revenue or margins by country or region affecting the Company’s financial condition or results of operations.

With respect to the Staff’s other inquiries:

•	Regarding Regulation S-K Item 303(a)(2)(ii) related to full fiscal year disclosures, there were no known material trends in the Company’s capital resources as of the date of the Form 10-K filing. The Company’s capital expenditures in 2016 are currently expected to be in line with the levels reported in 2015 and 2014.

•	Regarding Regulation S-K Item 303(a)(3)(ii) related to full fiscal year disclosures, there were no known trends or uncertainties that have had or that management reasonably expected will have a material impact on the Company’s revenues or income from continuing operations, including increases in costs of labor or materials, price increases, or inventory adjustments, as of the date of the Form 10-K filing.

•	Regarding Regulation S-K Instruction 5 to Item 303(b) related to interim period disclosures, there were no seasonal aspects of the Company’s business which had a material effect upon its financial condition as of April 3, 2016 or its results of operations for the interim period ended April 3, 2016.

Although the timing of quarterly revenue from the consumer electronics industry is impacted by the product design cycles of the Company’s major customer in this industry, revenue from this customer was at a relatively low level for the first quarter of 2016. Although the Company incurred large expenditures for inventories during this interim period related to orders received or anticipated to be received from this customer, these expenditures were not material to its overall financial condition. The Company will disclose the trends related to large orders in the consumer electronics industry in future filings when this business is material to its

Cognex Corporation      One Vision Drive      Natick, MA 01760-2059      (508) 650-3000      fax (508) 650-3333      www.cognex.com

Brian Cascio

Securities and Exchange Commission

June 2, 2016

financial condition or results of operations. For example, please refer to the Company’s Form 10-Q filing for the quarterly period ended July 5, 2015, which disclosed, “The level of large orders is not expected to continue in the third quarter of 2015, and therefore, we expect revenue to decline in the third quarter compared to the second quarter of 2015, although we expect third quarter revenue to be higher than the first quarter of 2015.”

Gross Margin, page 18

2. Please tell us the extent of the effect of the “shift in revenue mix to relatively-lower margin products” on your gross margin, the reason for the shift, and whether this shift reflects a material trend. Also tell us whether existing arrangements with any material customer require future sales at a margin that differs materially from the disclosed margin.

Response to Comment 2:

The shift in revenue mix to relatively-lower margin products had an unfavorable impact of approximately 30 basis points on the Company’s total gross margin when comparing fiscal years 2015 and 2014. This shift primarily relates to increased sales of ID products, which have a lower gross margin than the Company’s average gross margin. In further response to the Staff’s comment, the Company has an existing arrangement with a material customer that provides them with preferred (lower) pricing as compared to other customers. The Company’s total gross margin was 78% for the first quarter of 2016, 77% for 2015, and 78% for 2014. The Company expects its total gross margin percentage to be in the mid-to-high 70% range in the second quarter of 2016, inclusive of its estimates for revenue from ID products and this material customer, and therefore, the Company does not currently consider either of these items to be material trends impacting its gross margin.

Income Tax Expense, page 22

3. In Note 16 on page 59 we see the significant impact of the foreign tax rate differential and the overall low foreign effective tax rate. In future filings please expand MD&A to discuss your foreign effective tax rate, including discussion of the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates.

Response to Comment 3:

The Company will expand MD&A to discuss its foreign effective tax rate in future filings. The Company’s intended disclosure is included below.

“The majority of income earned outside of the United States is permanently reinvested to provide funds for international expansion. The Company is tax resident in numerous jurisdictions around the world and has identified its major tax jurisdictions as the United States, Ireland, and China. The statutory tax rate is 12.5% in Ireland and 25% in China, compared to the U.S. federal statutory corporate tax rate of 35%.”

Cognex Corporation      One Vision Drive      Natick, MA 01760-2059      (508) 650-3000      fax (508) 650-3333      www.cognex.com

Brian Cascio

Securities and Exchange Commission

June 2, 2016

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

4. We note the significant amount of unbilled revenue on your balance sheet in the Form 10-Q for the quarter ended July 5, 2015. In future filings please expand your revenue policy to describe the circumstances where you record revenue in advance of billing. Also, describe the factors you consider in determining the appropriate timing of revenue recognition for recorded revenue not billed at the balance sheet date.

Response to Comment 4:

The Company will expand its revenue policy to describe the circumstances where the Company records revenue in advance of billing, as well as the factors management considers in determining the appropriate timing of such revenue recognition, in the Company’s future filings. The Company’s intended disclosure is included below (changes to existing disclosure marked, with new disclosure in underlined text).

“In order to recognize revenue, the Company requires that a signed customer contract or purchase order is received, the fee from the arrangement is fixed or determinable, and the collection of the resulting receivable is probable. Assuming that these criteria have been met, product revenue is generally recognized upon delivery, revenue from maintenance and support programs is recognized ratably over the program period, and revenue from consulting and training services is recognized when the services have been provided. When customer-specified acceptance criteria exists that are substantive, product revenue is deferred, along with associated incremental direct costs, until these criteria have been met and any remaining performance obligations are inconsequential or perfunctory. In certain circumstances, the agreement with the customer provides for payment terms which differ from revenue recognition criteria, resulting in either unbilled revenue or deferred revenue.”

5. We see from a risk factor on page six that you offer discounts to certain customers. In future filings please expand your accounting policy disclosure to describe the types of discounts offered and the related accounting. Refer to ASC 605-50-50.

Cognex Corporation      One Vision Drive      Natick, MA 01760-2059      (508) 650-3000      fax (508) 650-3333      www.cognex.com

Brian Cascio

Securities and Exchange Commission

June 2, 2016

Response to Comment 5:

The Company will expand its revenue policy to describe the types of discounts offered and the related accounting in the Company’s future filings. The Company’s intended disclosure is included below.

“Certain customers are offered pricing discounts on current sales based upon purchasing volumes, for which revenue is reported net of these discounts.”

Note 16. Taxes, page 59

6. In future filings please disclose the cumulative amount of undistributed earnings of your foreign subsidiaries for which no U.S. income taxes have been provided. Refer to ASC 740-30-50-2.

Response to Comment 6:

The Company will disclose the cumulative amount of undistributed earnings of its foreign subsidiaries for which no U.S. income taxes have been provided in the Company’s future filings.

7. It appears that your domestic U.S. federal effective income tax rate on earnings from continuing operations for 2015 exceeds 100%. Please explain to us the factors leading to the unusually high federal effective tax rate on earnings from continuing operations in 2015.

Response to Comment 7:

While the majority of income earned outside of the United States is permanently reinvested to provide funds for international expansion, the Company has repatriated a certain amount of current-year earnings of its foreign subsidiaries in all years presented. As a result, the Company has paid U.S. Federal taxes, net of foreign tax credits, on such repatriated earnings. In 2015, profits from the Company’s U.S. operations were the lowest of the years presented, resulting in an exaggerated impact of the U.S. tax on repatriated earnings.

Form 10-Q for the Quarterly Period Ended April 3, 2016

8. Please file a complete copy of your articles of incorporation as amended to date.

Response to Comment 8:

The Company will file a complete copy of its articles of incorporation, as amended to date, as an exhibit to its quarterly report on Form 10-Q for the quarterly period ended July 3, 2016, pursuant to Regulation S-K Item 601(b)(3)(i).

Cognex Corporation      One Vision Drive      Natick, MA 01760-2059      (508) 650-3000      fax (508) 650-3333      www.cognex.com

Brian Cascio

Securities and Exchange Commission

June 2, 2016

As requested in the Comment Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (508) 650-6363.

Sincerely,

/s/ Richard A. Morin

Richard A. Morin
Executive Vice President of
Finance and Administration and Chief Financial Officer

Cognex Corporation      One Vision Drive      Natick, MA 01760-2059      (508) 650-3000      fax (508) 650-3333      www.cognex.com